Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: August 12, 2021

On August 11, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview on Health Professional Radio with Neal Howard. A copy of the transcript of the interview is set forth below:

<<Neal Howard, Interviewer>>

Hello and welcome. You're listening to Health Professional Radio. I'm your host Neal Howard. So glad that you could join us for another segment. In this segment, we're going to be speaking with Mr. Adam Sachs, co-founder and CEO of Vicarious Surgical. It's a company backed by Bill Gates and Vinod Khosla. He's joining us to talk about the company's Fantastic Voyage inspired surgical robot that uses immersive reality to guide today's surgeons inside the body with new groundbreaking technology. Welcome to Health Professional Radio, Adam Sachs, and thank you so much for taking the time this morning.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks so much for having me. Excited to be here.

<<Neal Howard, Interviewer>>

Well, give our audience a little bit of your professional background and talk about how you ended up founding Vicarious Surgical, if you would.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Of course. So I'm an engineer and roboticist by training. I started at MIT where it's not just robotics, but also focused on biomedical engineering. Same as my co-founder Sammy Khalifa, studying exactly the same thing. We actually met when we were in college, we were roommates. It was very much the classic, almost cliche story there. And both of us went to work for Apple for a little while after, but we pretty quickly decided to leave and pursue our vision in medical devices and surgical robotics and start this company. It's really inspired by, as you mentioned, the movie Fantastic Voyage, and also a lot of input from our third co-founder Dr. Barry Greene, who's an experienced laparoscopic general surgeon who was really talking to us about the challenges and frustrations of teaching brilliant young residents this complex laparoscopic technique that challenges their abilities and hand-eye coordination. So we really believed with modern technology, we could achieve that Fantastic Voyage and shrink the surgeon down and place them inside of the abdomen, and that's what we've been able to do.

<<Neal Howard, Interviewer>>

Do you think that robotic surgery is the future of health care, and if so, why and what are the benefits?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

100%. I do believe that robotic surgery is the future of at least surgery. I might not say so broadly it's the future of health care. But it has a ton of benefits, not just for the patient, but also for the provider and for the hospital and payers as well. So the main benefits of robotic surgery come down to the ability to do techniques that are incredibly challenging with minimally invasive tools, with manual minimally invasive tools, in a way that's easier, and with our technology can be faster as well. So we allow, for example, surgeons, and we've designed our system to allow surgeons to perform advanced abdominal repairs in a time similar to a simple hernia repair, an IPOM, for example, all with the outcomes that [it] leads to, all through a single 15-millimeter incision.

<<Neal Howard, Interviewer>>

Now obviously you're not the first to embark on robotic surgery, even minimized robotic surgery. What is new and different about your particular technology in your platforms?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So, we've invented a new way of actuating these surgical robots. So, with legacy technology, they have what's called coupled motion in robotics. Essentially, each of the joints is linked to the other joints, and that's what leads to cable failures, what leads to having only a wrist inside the abdomen. And other single port technologies are built on flexible robotics, which has both too low force, ironically insufficiently flexible. We've figured out a way to fully decouple that motion. It allows us to have a total of nine degrees of freedom, the full wrist, elbows, and shoulders, all inside of the abdominal cavity all through a single 15-millimeter incision. We couple it with VR and really make the surgeon feel like they've been shrunk down and beamed inside of their patients.

<<Neal Howard, Interviewer>>

I do understand that Vicarious Surgical is about to go public. Explain the reason for going public, and how's this going to benefit the company, especially at this particular time?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

There are a lot of reasons that we're going public, but I think that the biggest is frankly conversations like this one, the ability to tell the community that we're within all about what we're doing. We're coming out of stealth mode after seven years and sharing publicly everything that we're working on. And that's, I think, incredibly powerful for the ability to build partnerships, relationships with clinicians and hospitals that help us better design a system that will be perfect to meet their needs and to be able to recruit. We're growing our team far beyond what we are today to many hundreds of people. And of course, finally, it allows us to have access to public market capital and bring in... We'll be bringing in pro forma about 460 million with this transaction, which really gives us the fuel that we need in order to develop, get FDA clearance, and launch our first commercial product.

<<Neal Howard, Interviewer>>

Speak briefly, if you would, to what it means for surgeons who are already versed in robotic surgery dealing with this new technology, and what about surgeons who aren't versed in robotic surgery at all? I mean, what's going to be expected of them in order to be successful in the operating room?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I love this question because it really gets to the core of why we designed this system. With legacy systems, the primary motion is actually generated by pivoting about the abdominal wall. So if you think about the way these legacy surgical robots work, it's a wrist on the end of a stick, and that stick pivots that with four degrees of freedom around the abdominal wall. So what that means is that the kinematic profile, the motion profile of the robot actually depends on where the surgeon makes the incision and where they want to operate. Our system goes entirely in through one 15-millimeter incision. It's designed to then, once it's inside, to mimic open surgery, the technique that every surgeon has already used, is already familiar with, and already mastered. And with we're confident that our technology will be easy to adopt and easy to learn for all surgeons, both those who are excellent already in robotic surgery, and those who have never used it.

<<Neal Howard, Interviewer>>

The COVID-19 pandemic has ushered in an absolute boom in telehealth and remote care. Are surgical procedures being done remotely? Is that part of the future? Is that going to be something that Vicarious is going to be on the cutting edge of?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Absolutely yes to the last part of that question, but I'd say it depends on what you define as, frankly, remote and surgical procedure. I think that at the end of the day, there are a lot of challenges with true remote surgery, true telesurgery. I should note that our system is actually capable of this today, but we've built out that capability for remote proctoring, remote precepting, and the ability for somebody to connect and frankly get remote live training and assistance during a case rather than flying out to a facility. There's still, frankly, a lot of regulatory questions around this as, as well as, frankly, for your audience, there's some payment questions for them. But at the end of the day, we really believe the value in being able to have somebody who is familiar with the open technique learn advanced and minimally invasive robotic surgery, using our device with somebody who is remote guiding them through the procedure and teaching them is incredibly valuable. In fact, too valuable for it to not happen.

<<Neal Howard, Interviewer>>

Give us a website where our listeners can go and learn much more about Vicarious and about the technology that you're developing and testing.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Our website is vicarioussurgical.com. Not to be confused with vicarious.com. I'd actually encourage everybody to go check out our website, reach out to us. We're always looking for clinicians to work with and partner with it as we build out the future here.

<<Neal Howard, Interviewer>>

Great, and that's Vicarious Surgical, just like it sounds. Vicarioussurgical.com.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Exactly. Two S's in the middle there.

<<Neal Howard, Interviewer>>

Well Adam, I appreciate you joining us here on Health Professional Radio. Thank you so much for this information and good luck with your IPO and the future of Vicarious. Thank you so much for joining today.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thank you so much for having me.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC's website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.